EXHIBIT 99.3

PROXY STATEMENT

This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting (“AGM”) of Himax Technologies, Inc. (“Himax” or the “Company”) to be held on August 26, 2020 at 09:30 a.m. (Taiwan time).

I.	SHAREHOLDER(s) ADOPTION OF THE COMPANY’S 2019 AUDITED ACCOUNTS AND FINANCIAL REPORTS

The Company seeks shareholder adoption of the Company’s 2019 audited accounts (the “Audited Accounts”), which have been prepared according to International Financial Reporting Standards as issued by the International Accounting Standards Board, in respect of the financial year ended December 31, 2019. Along with the Audited Accounts, the Company seeks shareholder adoption of the report of the auditors in respect of the same financial period (the “Reports of the Auditors”). A copy of each of the Company’s Audited Accounts and the Reports of the Auditors is included in the 2019 Himax Annual Report which will be available on the Company’s website (https://www.himax.com.tw/investors/financial-information/).

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

II.	RETIREMENT OF THIS TERM AND RE-ELECTION OF MR. HSIUNG-KU CHEN AS AN INDEPENDENT DIRECTOR

Mr. Hsiung-Ku Chen will properly retire from his directorship position at Himax to be eligible for re-election pursuant to the Third Amended and Restated Articles of Association of Himax, and he has offered himself for re-election as an independent director of Himax. A retiring director shall be eligible for re-election.

Mr. Hsiung-Ku Chen (Dr. Chen) has a B.S. degree in Physics from Fu-Jen University, an M.A. degree in Physics from Temple University and a Ph.D. degree in Applied Physics from Oregon Graduate Center. Dr. Chen is specialized in Thin Film Transistor (TFT) Technology, Liquid Crystal Display (LCD) Technology, IC Process Technology and Patent field. He has dedicated himself to researching and performing practice of TFT-LCD industry. From 1980 to 2002, Dr. Chen held various positions including manager, director, and special assistant of director’s office in Electronics Research & Service Organization of the Industrial Technology Research Institute (ITRI-ERSO) for over 20 years and was the leader of many researching projects during his tenure. Additionally, Dr. Chen was elected as The Society for Information Display (“SID”), Taipei Chapter Executive director and served for the Treasurer of SID from 1992 to 1997 and as Taiwan TFT LCD Association Secretary General from 2000 to 2002. Furthermore, Dr. Chen contributed his professional knowledge to serve the duties in Himax Technologies Limited of a supervisor from April 2003 to December 2003 and followed by a directorship from December 2003 to October 2005. Dr. Chen’s engagement also includes the Special Assistant of CEO Office in Etron Technology, Inc. from 2005 to 2007. Dr. Chen had served as the consultant in various organizations including Color Imaging Promotion Office (CIPO affiliated with Industrial Development Bureau in Taiwan) and the Intellectual Property Innovation Corporation (IPIC). Currently, Dr. Chen serves as consultant of Color Display Industry Promotion Office.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for the election of Mr. Hsiung-Ku Chen as an Independent Director of Himax.

The Board of Directors recommends a vote FOR this proposal.

III.	OTHER MATTERS

As of the date of this Proxy Statement, Himax does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the meeting.

Shareholders are urged to sign the enclosed proxy form and to return it promptly in the enclosed envelope. Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned. If no directions are given in the voting card, proxies will be voted for the:

1.	Adoption of Himax’s 2019 Audited Accounts and Financial Reports, and
2.	Re-election of Mr. Hsiung-Ku Chen as an Independent Director of the Company.

Himax Technologies, Inc.

By:
	Name:	Jordan Wu
	Title:	Director, CEO and President